June 30, 2008
Via EDGAR AND HAND DELIVERY
Daniel Gordon, Branch Chief
Jessica Barberich, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Wyndham Worldwide Corporation Form 10-K for the year ended December 31, 2007 Filed 02/29/2008 Form 10-Q for the quarter ended March 31, 2008 Filed 05/08/2008 File No. 001-32876
Dear Mr. Gordon and Ms. Barberich:
     On behalf of Wyndham Worldwide Corporation (the “Company”, “we” and “our”), we transmit herewith for the Staff’s consideration our response to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) in a comment letter dated June 17, 2008 (the “Comment Letter”) relating to the Form 10-K for the year ended December 31, 2007, filed by the Company on February 29, 2008, and (with respect to question five in the Comment Letter) also relating to the Form 10-Q for the quarter ended March 31, 2008, filed by the Company on May 8, 2008. For ease of reference and to facilitate the Staff’s review, the headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and we have reproduced the text of the Staff’s comments in bold. Capitalized terms used herein have the meanings ascribed to them in the above referenced Company filings.
     We are available at your convenience to discuss these matters with you.

June 30, 2008

Form 10-K for the year ended December 31, 2007
General
1.	We note that you refer to your use of third party valuations on page 66 related to guarantees, on page F-12 related to estimated future redemption costs for your loyalty programs, and on page F-13 related to trademarks. For each valuation issue, please tell us the nature and extent of the third party’s involvement in your decision making process.

RESPONSE:

We utilize third party valuation firms to assist us in determining the fair or carrying value of the assets and liabilities discussed in the disclosures referred to in your comment. Management provides the assumptions, including both quantitative and qualitative information, about the specified asset or liability to the third party valuation firms. We primarily utilize the third parties to accumulate the data from multiple sources and assemble a report that summarizes the information obtained. We then use that information to determine the fair or carrying value. The third party valuation firm is supervised by Company personnel who are knowledgeable about valuations and fair value. The Company evaluates the qualifications of the third party firm and the appropriateness of the valuation methodology utilized.

The three third party valuations referenced in the financial statements are as follows:
a.	The valuation noted on page 66 related to the calculation of fair value of the guarantees assumed as part of the spin-off on July 31, 2006 from Cendant Corporation, our former parent company. Cendant engaged the third party valuation firm. The Company along with other Cendant companies provided data to the third party valuation firm relating to tax indemnifications, deferred compensation, litigation and other contingencies. The data provided included probabilities of certain outcomes, discount rates, expected cash payments and many other assumptions.

b.	The valuation noted on page F-12 related to the periodic valuation of our points-based loyalty program redemptions. The Company provided the point redemptions by time period, the time lapse for customer redemptions, special promotions impacting redemption volume or timing, the cost of redemptions, points needed for redemptions and other factors.

June 30, 2008

c.	The valuation noted on page F-13 related to calculating the value of two trademarks. The Company assessed the impact of its decision to phase out the use of its Fairfield and Trendwest trademarks on the carrying value of such trademarks. The Company provided the cash flows generated by the two trademarks, the discount rate, applicable tax rates and royalty rates.
The final decision as to the fair value of the asset or liability is determined by management based upon the results of the work performed by the third party valuation firm as well as management’s judgment.
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations
Year ended December 31, 2006 vs. Year ended December 31, 2005, page 55
2.	You disclose that you made operating changes during 2006 that resulted in the recognition of revenues that would have otherwise been deferred under the provisions of SFAS 152. Please explain to us in further detail these “operating changes” that you made.

RESPONSE:

By way of background, the Company notes that Statement of Financial Accounting Standards (“SFAS”) No. 152, Accounting for Real Estate Time-Sharing Transactions, (“SFAS 152”) requires that time-sharing transactions be accounted for in accordance with AICPA Statement of Position 04-2, Accounting for Real Estate Time-Sharing Transactions (“SOP 04-2”). One of the conditions necessary for the recognition of revenue at the point of sale is that the buyer of a vacation ownership interest (“VOI”) is sufficiently committed per paragraph 5(b) of SFAS No. 66 Accounting for Sales of Real Estate (“SFAS 66”), as demonstrated by the buyer’s initial and continuing investment. Paragraphs 24 and 25 of SOP 04-2 state:
.24 In applying the tests for adequacy of buyer’s commitment in paragraph 5(b) of FASB Statement No. 66, the seller should reduce its measurement of the buyer’s initial and continuing investments by the excess described in paragraph 17 of this SOP, unless the incentive is conditioned on sufficient future performance (in the form of the buyer meeting his or her contractual obligations associated with the

June 30, 2008

purchase of the time-sharing interval) by the buyer. One example is the seller offering to pay the buyer’s second year of maintenance fees if the buyer remains current on his or her contractual obligations for one year. Another example is the seller offering the buyer an airline voucher if the buyer makes the first six monthly payments in a timely manner. If the incentive is conditioned on future performance by the buyer, the seller should determine whether the future performance is sufficient to meet the initial and continuing investments criterion for the buyer’s commitment.
.25 In order for future performance by the buyer to be sufficient, the contractual payments (principal and interest) required from the buyer in order to receive the incentive should be at least equal to the fair value of the incentive. For example, upon the sale of a $10,000 time-sharing interval, the seller receives a $1,000 down payment and will provide the buyer with a $500 incentive, conditioned on future performance of the buyer. The buyer’s contractual monthly note payment is $175. If the buyer is directly or indirectly required to make at least three monthly payments (totaling $525) before becoming entitled to the incentive, the buyer’s initial and continuing investments under paragraph 5(b) of FASB Statement No. 66 would not be reduced for the incentive. The buyer’s required contractual payments should cover both the value of the incentive and interest on the unpaid portion of the incentive (that interest was ignored in this example for simplicity).
In conjunction with the adoption of SFAS 152, the Company prospectively modified the terms and conditions of the incentives it provides to buyers of VOIs, to require such buyer to make monthly payments sufficient to cover the fair value of the incentive, prior to the buyer having the right to use the incentive. This operational change resulted in the purchaser meeting the buyer’s initial and continuing investment criteria under paragraph 5(b) of SFAS 66 and the conditions of paragraph 25 of SOP 04-02. Without this added condition, a portion of the revenue associated with VOIs sold in 2006 after the adoption of SFAS 152 would have been deferred until a future period since the necessary conditions described in paragraph 25 of SOP 04-2 would not have been met.

June 30, 2008

Consolidated and Combined Statements of Income, page F-3
3.	We note that you present interest income earned from your timeshare receivables in the Consumer Financing line of Revenues. We also note that you include interest expense related to securitized debt in operating expenses. Since your company is not a bank and the presentation of interest income and interest expense is not in accordance with Rule 5-03 of Regulation S-X, please tell us why you believe that it is appropriate to classify interest in this way in your statements of income.

RESPONSE:

Our statement of income, as shown on page F-3 of the December 31, 2007 Form 10-K, conforms to Rule 5-03 of Regulation S-X in that “net sales and gross revenues” and “costs and expenses applicable to sales and revenues” are segregated from “non-operating income” and “interest and amortization of debt discount and expense.” Presenting interest income earned from our timeshare receivables as part of net revenues is consistent with our business model in which such consumer financing is an integral part of the operations of our timeshare business. Financial Accounting Standards Board Concept Statement No. 6, Elements of Financial Statements (“SFAC 6”), paragraph 78, states “Revenue are inflows or other enhancements of assets of an entity or settlements of its liabilities from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.” The consumer finance receivables that generate interest income are a direct result of the sale of the timeshare products to the consumer. Providing consumer financing for the sale of the timeshare product is an integral part of selling timeshare. Paragraph 3 of SOP 04-02 states in part: “most sales of time-sharing intervals are to retail consumers, who often choose to use seller-provided financing. Although certain financial institutions will participate in the securitization or hypothecation of portfolios of time-sharing receivables, financial institutions typically will not finance the purchase of individual time-sharing intervals. Therefore, a majority of the sales price is often financed by the time-share seller through a promissory note signed by the buyer”. The consumer receivables are eligible for use as collateral in borrowings from investors (i.e., securitized) to generate cash. The borrowed funds are then recorded as securitized borrowings. The interest expense on such securitized borrowings is recorded as an operating expense since it is directly related to the assets that produce the consumer finance revenues. Consumer financing and the related securitized borrowings are both an integral part of the timeshare business operations.

June 30, 2008

In addition, the Company believes that it is more transparent to investors to see the consumer finance interest income as part of operating revenues and the related interest expense on such consumer finance securitized borrowings as operating expense since it is directly attributable to the operations of the timeshare business. In contrast, the Company’s other interest income relates to other investment activities that are not directly related to the Company’s product offerings and are thus reported below operating income. Similarly, the Company’s interest expense is related to its general debt obligations as part of its capital structure and, therefore, is also reported below operating income.
The Company believes that the presentation of consumer finance interest income as revenues and consumer finance interest expense as operating expense is consistent with the related literature and is the most useful presentation to a user of the financial statements.
Consolidated and Combined Statements of Cash Flows, page F-5
4.	We note that you include increases in restricted cash as an investing cash outflow in your statements of cash flows. We also note your disclosure on page F-11 that your restricted cash primarily consists of deposits received on sales of VOIs that are held in escrow as well as separately held amounts based upon the terms of securitizations. Please tell us how you determined that the cash flows related to your restricted cash should be classified as investing cash flows. Please see SFAS 95 for reference.

RESPONSE:

As described in the notes to the consolidated financial statements, restricted cash primarily consists of amounts separately held based upon the terms of receivables securitizations, as well as deposits received on sales of VOIs that are held in escrow until a certificate of occupancy is obtained, the legal rescission period has expired and the deed of trust has been recorded in governmental property ownership records. The largest portion of our restricted cash relates to securitizations, which accounts for 65% of our total restricted cash balance at December 31, 2007, while the remaining portion primarily relates to escrow deposits on sales of VOIs.

The cash collected from the consumer receivables that are collateral for the asset-backed borrowings is maintained in bank accounts that are legally restricted for the protection of the holders of the asset-backed bonds. The terms of the securitization set forth the terms and conditions of when the cash

June 30, 2008

can be released to the Company. In addition, the terms of the securitization require the Company to hold certain minimum levels of cash restricted in a separate account (normally 2% of the outstanding principal) for the protection of the holders of the asset-backed bonds.
Restricted cash related to deposits on VOI sales are held as certain states, primarily Hawaii, require the seller of timeshare to hold cash collected on such sales until such time as the construction is complete, the statutory rescission period has elapsed and the real estate has been deeded to the purchaser. The escrow requirement is determined by state law in order to protect the consumer purchasing the VOI. Until all three criteria have been met, the Company cannot legally access such funds even though the funds are in an account held by the Company.
In preparing our consolidated financial statements, we have determined that restricted cash should not be presented as a cash and cash equivalent.
Rule 5-02, paragraph 1, of Regulation S-X states the following,
“Cash and cash items. Separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage. The provisions of any restrictions shall be described in a note to the financial statements. Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements, contracts entered into with others or company statements of intention with regard to particular deposits; however, time deposits and short-term certificates of deposit are not generally included in legally restricted deposits. In cases where compensating balance arrangements exist but are not agreements which legally restrict the use of cash amounts shown on the balance sheet, describe in the notes to the financial statements these arrangements and the amount involved, if determinable, for the most recent audited balance sheet required and for any subsequent unaudited balance sheet required in the notes to the financial statements. Compensating balances that are maintained under an agreement to assure future credit availability shall be disclosed in the notes to the financial statements along with the amount and terms of such agreement.”
We believe that cash that is legally restricted represents an investment. As we are contractually limited as to our ability to withdraw funds at any time, our restricted cash account is equivalent to an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal

June 30, 2008

demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment, which generally should be presented as investing activities in the statement of cash flows.
In accordance with Rule 5-02, paragraph 1, of Regulation S-X, all restricted cash is recorded within other current assets and other non-current assets as investments would be classified. As required by paragraph 17 of SFAS No. 95, we classify the transfer of cash to restricted cash as an investing cash outflow, consistent with other cash outflows to acquire investments. Consistent with paragraph 16 of SFAS No. 95, as restricted cash becomes unrestricted, we classify the transfer as an investing cash inflow. Furthermore, such presentation in the statement of cash flows provides for consistency between the balance sheet and the statement of cash flows.
Form 10-Q for the quarter ended March 31, 2008
Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
5.	We note your disclosure regarding your increased cost of securitized borrowings due to increased spreads over relevant benchmarks and increased monoline insurance costs as a result of the adverse conditions suffered by the asset-backed securities and commercial paper markets in the United States beginning in the third quarter of 2007 and continuing in 2008. You also disclose that your ability to sell securities backed by your vacation ownership contract receivables depends on the continued ability and willingness of capital market participants to invest in such securities. Please further tell us if your ability to access the securitization markets has been reduced as a result of the deterioration of the credit market since the end of 2007 and your expectations for the future. We note that you were able to close on one $200 million securitization on May 1, 2008 with no monoline insurance; however, we also note that in 2007 you had securitized over $700 million of receivables already by May ($155 million in February of 2007 and $600 million in May of 2007). If your ability has been reduced, please also address how this reduction will affect your time share revenues.

June 30, 2008

RESPONSE:
While the current uncertainties in the capital markets are well known, the Company has been able to continue to access the capital markets to issue its asset-backed securities and therefore the Company’s vacation ownership sales (time share revenues) have not been impacted. While the capital markets are unsettled, the Company believes that access to these markets continues to be available to the Company, as evidenced by the May 1, 2008 closing of a $200 million securitization as well as the June 26, 2008 closing of a $450 million securitization, which was disclosed on Form 8-K dated June 30, 2008 and will be disclosed in the Company’s Form 10-Q for the quarter ended June 30, 2008. If these markets become inaccessible, the Company would most likely use its other available sources of liquidity, such as the Company’s asset-backed commercial paper facility and revolving credit facility, to allow for continued growth of time share revenues. Given the continued volatility of the capital markets, the Company recognizes that its ability to access financial markets to provide liquidity could change over time. We will continue to actively monitor market conditions and update our disclosures regarding liquidity and other forward looking statements in future filings, as appropriate.
* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please contact me should you require further information or have any questions.

Very truly yours, /s/ Virginia M. Wilson Virginia M. Wilson Chief Financial Officer Wyndham Worldwide Corporation